SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NUVOX, INC.
(Name of Subject Company (Issuer))

NUVOX, INC.
(Names of Filing Persons (Issuer))

Options to purchase NuVox common stock, par value $.01 per share
(Title of Class of Securities)

    n/a
(underlying NuVox common stock, par value $.01 per share)
(CUSIP Number of Class of Securities)

John P. Denneen, Esq.
Executive Vice President, Corporate Development
and Legal Affairs, and Secretary
NuVox, Inc.
16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017
(636) 537-5700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Sq. Ste. 3600
St. Louis, 63102
(314) 259-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$2,647.37	$0.53

*    Estimated solely for the purpose of calculating the amount of the filing fee. The filing fee assumes that options to purchase 264,737 shares of NuVox common stock having an aggregate value of $2,647.37 as of December 31, 2002, will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the par value of the underlying NuVox common stock. There is no current market for any of the shares.

[ ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[ x ]	issuer tender offer subject to Rule 13e-4.
[ x ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   [   ]

        This Amendment No. 1 to Tender Offer Statement (this “Amendment No. 1”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed by NuVox, Inc., a Delaware corporation (“NuVox”), on January 14, 2003. The Schedule TO relates to the offer by NuVox to all holders of outstanding employee stock options to purchase shares of NuVox's common stock to exchange such options for stock appreciation rights granted under our 2002 Stock Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 14, 2003 (the “Offer to Exchange”), as amended herein, and in the related Letter of Transmittal and Stock Appreciation Rights Agreement (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). A copy of the Offer to Exchange, as amended February 7, 2003, is attached hereto as Exhibit (a)(1)(A). Copies of the related Letter of Transmittal and Stock Appreciation Rights Agreement were previously filed as Exhibits (a)(1)(B) and (e)(1)(M), respectively.

        The information set forth in the Offer to Exchange, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

        Except as provided herein, this Amendment No. 1 does not alter the terms and conditions previously set forth in the Offer to Exchange, and should be read in conjunction with the Offer to Exchange.

Items 1 - 11 and Item 13.

Items 1-11 and Item 13 are amended as follows:

The Offer to Exchange, dated January 14, 2003 is hereby amended and supplemented as follows:

1.	In the section titled “Summary,” the cross-reference in the answer to the question “How does a SAR differ from a stock option?” is clarified to read as follows:

See “Special Factors – Fairness of the Offer – Terms of the SARs vs. Terms of the Options” on page 7.

2.	In the section titled "Summary," the following question and answer are added immediately following the last paragraph of the answer to the question "Why are you making this offer?":

What are the advantages and disadvantages of this offer?

The advantages of this offer include:
•	providing Option holders with securities that are more likely to provide financial benefit than the Options;

•	creating more effective performance incentives for employees who are currently Option holders; and

•	allowing NuVox, which is a private company without any public investors, to save the time, effort and expense involved in continuing to file periodic reports with the SEC.

See “Special Factors – Background of the Offer” on page 6, “Special Factors – Purpose of the Offer; Certain Effects of the Offer” beginning on page 9 and “The Offer – 8. Effects of the Offer on the Options; Exchange Act Reporting Requirements and Exchange Act Registration” on page 19.

NuVox believes that the offer does not have any significant disadvantages to the holders of the Options, since it is unlikely that Option holders will receive any financial benefit from their currently outstanding Options. See “Special Factors – Fairness of the Offer” beginning on page 7.

3.	In the section titled "Summary," the answer to the question "What does the Board of Directors think of this offer?" is amended and restated to read as follows:

Our Board of Directors did not receive any opinions, appraisals or similar reports about the fairness of this offer. However, our Board considered

•	the terms and potential value of the Options compared to the terms and potential value of the SARs

•	the potential benefit to NuVox of providing a more effective performance incentive to NuVox employees who are currently Option holders

•	the current fair value of the common stock of NuVox, as evidenced by recent sales of Series A Convertible Preferred Stock to institutional investors

•	the benefit to NuVox, which is a private company without any public investors, in saving the time, effort and expense involved in continuing to file periodic reports with the SEC.

On this basis, our Board of Directors determined that this offer is fair to both affiliated and unaffiliated Option holders. Based on this determination and the expected effects of this offer on NuVox, our Board of Directors has unanimously approved this offer. However, each Option holder must make his or her own decision whether to tender Options in exchange for SARs. Neither NuVox nor any of our executive officers or Board of Directors makes any recommendation as to whether to tender or refrain from tendering Options in exchange for SARs. See “Special Factors – Fairness of the Offer” beginning on page 7 and “Special Factors – Purpose of the Offer; Certain Effects of the Offer” on page 9.

4.

In the section titled "Summary," the following question and answer are added immediately following the last paragraph of the answer to the question "What does the Board of Directors think of this offer?":

Do the directors and officers of NuVox have any interest in this offer?

Seven of our fifteen directors and officers hold outstanding Options. Their Options represent approximately 41% of the total number of outstanding Options. See “Special Factors – Interests of Certain Persons in the Offer” on page 15.

5.	In the section titled "Summary," the second sentence in the answer to the question "Are there any conditions to this offer?" is amended and restated to read as follows:

However, this offer is subject to a number of other conditions, which are described in Section 11 of this Offer to Exchange.

6.	In the section titled "Forward-Looking Statements," the third sentence is amended and restated to read as follows:

These statements are forward-looking statements and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by these statements.

7.	In the section titled "Forward-Looking Statements," the following sentence is added to the end of the paragraph:

The safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act does not apply to statements made solely in connection with this tender offer.

8.	In the section "Special Factors - Background of this Offer," the third paragraph is amended and restated and the following paragraphs are added to read as follows:

As part of the recapitalization and refinancing of NuVox, the Board of Directors has adopted the NuVox, Inc. 2002 Stock Incentive Plan under which equity securities in an amount equal to ten percent of the outstanding equity securities of NuVox following consummation of the Series A offering have been reserved to provide appropriate equity incentives for employees. The SARs, which will be issued pursuant to this plan, have been priced at the current fair market value of our common stock, which our Board of Directors has determined is the $1.14 per share initial conversion price of the Series A Convertible Preferred Stock. Although the grant price of $1.14 per share is significantly below the $22.40 per share book value of the common stock at September 30, 2002, we do not believe $22.40 is a valid indicator of the current fair value of our common stock, because the common stock represents only 6.2% of our outstanding equity.

On an as-converted basis, giving effect to the conversion of our Series A Convertible Preferred Stock, the book value would be reduced to $1.42 per share. NuVox considers a valuation analysis based on imputed going concern value or liquidation value to be less relevant than the $1.14 price paid in the Series A offering because such valuations have been greatly depressed by the continuing adverse capital market conditions for emerging telecommunications companies, the depressed equity valuations of comparable public companies, and the dramatic reductions in value being realized in forced sales and liquidations of telecommunications assets. The Board believes the $1.14 price per share paid by knowledgeable telecommunications investors is the best indicator of the current underlying value of our common stock.

After completion of the recapitalization and refinancing, the Board of Directors considered the advisability of reducing the number of our Option holders below 300, in order to enable NuVox, which is a private company without any public investors, to suspend its obligations to file periodic reports with the SEC. As described below under “–Fairness of the Offer,” the Board did not believe that there was any reasonable likelihood that the fair market value of our common stock will exceed the exercise prices of the Options at any time during the remaining terms of the Options. Accordingly, it is unlikely that Option holders will receive any financial benefit from their Options, so that the Options do not provide an effective performance incentive for employees who are currently Option holders.

During October and November, 2002 management of NuVox requested advice from its counsel, Bryan Cave LLP, as to alternatives which would allow NuVox to reduce the number of its Option holders below 300, and to suspend or terminate its obligations to file periodic reports with the SEC; counsel advised management that an exchange of SARs for the outstanding options could achieve that objective. A proposal to this effect was presented to and discussed at regular meetings of the Board of Directors of NuVox held on October 15, 2002 and December 3, 2002, at each of which all of the directors participated, and was approved by unanimous vote of the directors, including all six of the directors who are independent and who are not employees of NuVox and do not hold any Options. Taking into account the advice of counsel, the Board of Directors determined that the issuance of SARs in exchange for outstanding options was advisable because (i) SARs would provide an effective incentive to employees, (ii) the receipt of SARs would not require any cash contribution by the Option holders, (iii) no immediate cash expenditure by NuVox would be required in order to effect the issuance of the SARs in exchange for options, and (iv) the transaction would not require registration under the Securities Act, and would permit NuVox to suspend its obligations to file periodic reports with the SEC. No other alternatives were identified which would accomplish these objectives, and the Board did not consider any proposal to exchange other securities or cash for such options or any proposal for any other strategic alternative to the exchange offer.

The Board of Directors determined that the initial grant price of the SARs offered hereunder would be $1.14. In fixing such initial grant, it was the intention of the Board to reflect the current fair value of the common stock, so that the holders of the SARs would have the opportunity to benefit from any future increases in such value. The grant price reflects the as-converted price per share of common stock paid by institutional investors in the recent offering of the Series A Preferred Stock of NuVox. The Board determined that the best indicator of such fair value was the price paid by such institutional investors.

9.	In the section "Special Factors - Fairness of the Offer," the first paragraph is amended and restated to read as follows:

Our Board of Directors believes that this offer is fair to both affiliated and unaffiliated Option holders and has unanimously approved this offer. In making its determination about the fairness of this offer, the Board of Directors considered a number of factors, including the following:

10.	In the section "Special Factors - Fairness of the Offer," the bullet point titled "Exercise Price vs. Value of Underlying Common Stock" is amended and restated to read as follows:

•	Exercise Price vs. Value of Underlying Common Stock. The Board of Directors analyzed the exercise prices of the Options and determined that the exercise prices, which range from $59.00 to $1,356.00 per share of underlying common stock, are significantly greater than the current fair value and net book value per share of the common stock underlying the Options, which is $1.14 per share and $22.40 per share, respectively. In light of recent market conditions and the extent of the difference between the Option exercise prices and the current fair value of the underlying common stock, the Board of Directors does not believe that there is any reasonable likelihood that the value of our common stock will exceed the exercise prices of the Options at any time during the remaining terms of the Options.

11.	In the section "Special Factors - Fairness of the Offer," the bullet point titled "Financially Fair" is amended and restated to read as follows:

•	Financially Fair. The Board of Directors believes this offer is fair from a financial point of view to both affiliated and unaffiliated Option holders because (i) it is unlikely that Option holders will receive any financial benefit from their Options, (ii) the SARs have been priced at $1.14 per share and, accordingly, there is more likelihood that holders of SARs may receive financial benefit in the future from their SARs than they would be likely to receive from their Options, and (iii) the receipt of benefit under the SARs will not cause holders of the SARs to incur additional costs. Option holders who elect not to tender their Options in exchange for SARs will retain their Options subject to their existing terms and expiration provisions.

12.	In the section "Special Factors - Fairness of the Offer," the first paragraph following the bullet point titled "Financially Fair" is amended and restated to read as follows:

The Board of Directors also believes that because this offer is structured as an exchange offer in compliance with applicable securities laws, this offer is procedurally fair to both affiliated and unaffiliated Option holders in light of the following factors:

13.	In the section "Special Factors - Fairness of the Offer," the following paragraph is added immediately following the second paragraph after the bullet point titled "Financially Fair":

The Board does not believe that there are any significant factors that weigh against the fairness of the offer. Employees regularly receive, and will continue to receive, information about the business and financial condition of NuVox even if its obligations to file periodic reports with the SEC is terminated.

14.

In the section "Special Factors - Fairness of the Offer," the former third paragraph (now the fourth paragraph) after the bullet point titled "Financially Fair" is amended and restated and a paragraph is added to read as follows:

This offer was unanimously approved by our Board of Directors and the Plan was approved by written consent of the holders of NuVox’s outstanding securities representing more than ninety five percent of the combined voting power of such securities. As a result, all of the members of the Board of Directors who are not employees of NuVox approved this offer. NuVox has not retained an unaffiliated representative to act solely on behalf of the Option holders for the purposes of negotiating the terms of this offer because the Board of Directors concluded that there was sufficient representation in the decision-making at the Board level to protect the interests of unaffiliated Option holders. This decision was based on the fact that six of the nine Board members are not controlled by, or under common control with, NuVox, and these Board members are not employees of NuVox and did not hold any options. There are no appraisal rights available to Option holders in connection with this offer. Neither NuVox nor any affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to this offer.

NuVox has not made any provision to grant Option holders access to our corporate files or the ability to obtain counsel or appraisal services at our expense. With respect to unaffiliated Option holders’ access to NuVox’s corporate files, the Board of Directors determined that this Offer to Exchange, together with NuVox’s other filings with the SEC, provide adequate information for unaffiliated Option holders to make an informed decision with respect to this offer. The Board of Directors did not consider the additional steps referred to above to be necessary to ensure the fairness of the offer. NuVox believes that such steps would be costly and would not provide any meaningful additional benefits.

15.	In the section "Special Factors - Purpose of the Offer; Certain Effects of the Offer," the following sentence is added to the end of the first paragraph:

There are no United States federal income tax consequences to the exchange of Options for SARs pursuant to this offer.

16.	In the section "Special Factors - Purpose of the Offer; Certain Effects of the Offer," the third and fourth sentences of the second paragraph are amended and restated to read as follows:

NuVox estimates that the out-of-pocket costs of complying with such reporting obligations have been more than $50,000 per year, in addition to a significant amount of management time and effort, and that such expense, time and effort are not warranted since NuVox is a private company without any public investors. The Board of Directors also believes that there may be a competitive advantage for NuVox if it is no longer required to publicly disclose detailed information about its business, results, operations, plans, prospects and financial condition.

17.	In the section "Special Factors - Interests of Certain Persons in the Offer," the table is amended and restated to read as follows:

Name	Number of securities underlying unexercised Options		Percent of Outstanding Options	Value of unexercised in-the-money Options

	Exercisable	Unexercisable		Exercisable	Unexercisable
David L. Solomon	22,069	11,431	12.7%	—	—

G. Michael Cassity	17,253	8,542	9.7%	—	—

Charles S. Houser	20,470	2,111	8.5%	—	—

John P. Denneen	7,031	4,269	4.3%	—	—

Marguerite A. Forrest	3,209	2,291	2.1%	—	—

Paul A. Pitts	4,265	2,308	2.5%	—	—

Josephine Young	1,771	1,979	1.4%	—	—

Directors and executive officers, as a group (7 persons)	76,068	32,931	41.2%	—	—

18.

In the section "The Offer - 3. Procedure for Tendering Options," the following sentence is added immediately following the fifth sentence of the third paragraph titled "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects":

If we exercise this right to waive a condition of this offer, we will apply the same waiver to all Option holders.

19.	In the section "The Offer - 11. Conditions to the Offer," the first paragraph is amended and restated to read as follows:

Notwithstanding any other provision of this offer, we will not be required to accept any Options submitted to us for cancellation and exchange, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any Options submitted to us for cancellation and exchange, in each case, subject to certain limitations, if at any time on or after January 14, 2003 and prior to the expiration of this offer, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, we have determined prior to the expiration of this offer that the occurrence of such event or events makes it inadvisable for us to proceed with this offer or to accept and cancel Options submitted to us for exchange:

20.	In the section "The Offer - 11. Conditions to the Offer," paragraph (i) is amended and restated to read as follows:

(i) any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, is threatened, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges this offer, the acquisition of some or all of the Options submitted to us for exchange pursuant to this offer, the issuance of the SARs, or otherwise relates in any manner to this offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries;

21.

In the section "The Offer - 11. Conditions to the Offer," the third bullet point in paragraph (ii) is deleted and the former fourth bullet point (now the third bullet point) in paragraph (ii) is amended and restated to read as follows:

•	in our reasonable judgment, materially and adversely affect the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries;

22.	In the section "The Offer - 11. Conditions to the Offer," paragraph (v) is amended and restated to read as follows:

(v) any change or changes occur in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of NuVox or any of our subsidiaries that, in our reasonable judgment, may adversely affect NuVox or any of our subsidiaries or that, in our reasonable judgment, make it inadvisable to proceed with this offer.

23.	In the section "The Offer - 12. Certain Legal Matters; Regulatory Approvals," the last sentence of the first paragraph is amended and restated to read as follows:

Our obligation under this offer to accept Options tendered for exchange is subject to certain conditions, which are described in Section 11 of this Offer to Exchange.

Item 12. Materials to be Filed as Exhibits.

(a)(1)(A)	Offer to Exchange as amended February 7, 2003, filed herewith.
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Withdrawal.*
(a)(1)(D)	Form of Letter from NuVox to the option holders dated January 14, 2003.*
(a)(1)(E)	Form of Letter from NuVox to the option holders dated February 7, 2003, filed herewith.
(a)(1)(F)	Script of presentation for informational conference calls with option holders held on February 3 and 4, 2003, filed herewith.
(b)	None.
(c)	None.

(d)(1)(A)	Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(B)	Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(C)	Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(D)	Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc.*
(d)(1)(E)	Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants.*
(d)(1)(F)	Composite Conformed Copy of Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(G)	Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(H)	Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders.*
(d)(1)(I)	NuVox, Inc. 1998 Stock Incentive Plan, as amended.*
(d)(1)(J)	NuVox/TriVergent Corporation Employee Incentive Plan.*
(d)(1)(K)	NuVox, Inc. 2001 Stock Incentive Plan.*
(d)(1)(L)	NuVox, Inc. 2002 Stock Incentive Plan.*
(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan.*
(e)(1)(A)	NuVox, Inc. Series D Loan Program.*
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49.*
(f)	None.
(g)	None.
(h)	None.

*   Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVOX, INC.
By:	/s/ John P. Denneen
John P. Denneen Executive Vice President and Secretary

Dated:   February 7, 2003

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange as amended February 7, 2003, filed herewith.
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Withdrawal.*
(a)(1)(D)	Form of Letter from NuVox to the option holders dated January 14, 2003.*
(a)(1)(E)	Form of Letter from NuVox to the option holders dated February 7, 2003, filed herewith.
(a)(1)(F)	Script of presentation for informational conference calls with option holders held on February 3 and 4, 2003, filed herewith.
(b)	None.
(c)	None.
(d)(1)(A)	Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(B)	Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(C)	Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(D)	Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc.*
(d)(1)(E)	Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants.*
(d)(1)(F)	Composite Conformed Copy of Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(G)	Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(H)	Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders.*
(d)(1)(I)	NuVox, Inc. 1998 Stock Incentive Plan, as amended.*
(d)(1)(J)	NuVox/TriVergent Corporation Employee Incentive Plan.*
(d)(1)(K)	NuVox, Inc. 2001 Stock Incentive Plan.*
(d)(1)(L)	NuVox, Inc. 2002 Stock Incentive Plan.*
(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan.*
(e)(1)(A)	NuVox, Inc. Series D Loan Program.*
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49.*
(f)	None.
(g)	None.
(h)	None.

*   Previously filed.